Mail Stop 4561

September 9, 2009

Zhengquan Wang, CEO
China Agro Sciences Corp.
101 Xinanyao Street, Jinzhou District
Dalian, Liaoning Province, PRC 116100

      Re: China Agro Sciences Corp.
            Revised Preliminary Information Statement on Schedule 14C
            Filed September 4, 2009
            File No. 000-49687

Dear Mr. Wang:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (732) 577-1188
       Kristina Trauger, Esq.
       Anslow & Jaclin, LLP